SCHEDULE 13D
Amendment No. 1

Notice of Filing Made Under Incorrect CIK

On June 18, 2012, a filing on Schedule 13D, accession number: 0000905148-12-001365, was inadvertently submitted under the incorrect CIK as a filing made by FORT Asset Funding 2011-1 LLC.  This filing should be disregarded.

The filing was subsequently correctly filed under the correct CIK, accession number: 0000905148-12-001367, as a filing for Fortress Investment Group LLC.